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                         Filing Company:                    Cardiac Science Inc.
                         Filer's Commission File No.        0-19567

                         Subject Company:                   Artema Medical AB

                         This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended


Contact:

Cardiac Science Inc.      Artema Medical AB
Roderick de Greef         Thomas Axelsson
Chief Financial Officer   Chief Executive Officer
+1 949 587-0357           +46 8 733 02 60


             CARDIAC SCIENCE PROVIDES UPDATE ON ARTEMA ACQUISITION
                Transaction expected to close in early June 2001

         IRVINE, Calif. -- March 12, 2001 -- Cardiac Science Inc. (Nasdaq: DFIB) announced today that it expects to close its planned acquisition of Artema Medical AB, a Swedish developer and manufacturer of patient monitors and external defibrillator devices, in the first week of June 2001.

         Cardiac Science had previously announced on January 10, 2001, that it had tendered an offer to acquire all of the issued and outstanding shares of Artema Medical AB of Stockholm, Sweden, a manufacturer of patient monitors and external cardiac defibrillator devices. As consideration, Cardiac Science will issue common stock valued at $20 million for all of the issued and outstanding shares of Artema. The final exchange ratio of Cardiac shares issued in the transaction will be based on a trailing 10-day average price of Cardiac stock, and is subject to a "collar," pursuant to which the number of Cardiac shares issued as consideration in the transaction will not be less than 3,333,333 nor more than 4,444,444. Cardiac's offer is conditional upon the tender of at least 90% of the issued and outstanding shares of Artema and receiving all required Swedish and US regulatory approvals as stated in the press release of January 10, 2001.

         In order to conclude the Artema transaction, Cardiac Science expects to file a prospectus with appropriate Swedish regulatory authorities ("the SFSA") in the first week of April 2001. The SFSA has historically taken two weeks to review and approve this type of prospectus, after which, it will be distributed to the Artema shareholders. Based on a positive SFSA review, a statutory Acceptance Period begins, during which Artema shareholders review the prospectus and other mandated transaction related materials, and decide whether to tender their shares. Cardiac Science has set the length of the Acceptance Period at four weeks in order to allow for adequate review time of concurrent, transaction related filings with the U.S. Securities and Exchange Commission. At the conclusion of the Acceptance Period, the total number of tendered shares will be ascertained, and the transaction settlement date would be anticipated to occur during the first week of June 2001.

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Cardiac Science Provides Update on Artema Acquisition
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         "Although the acquisition of Artema is a relatively lengthy and complex process due to the interaction of various regulatory requirements in Sweden and the U.S., we are working aggressively to conclude this transaction as quickly as possible," said Roderick de Greef, executive vice president and chief financial officer of Cardiac Science. "We have worked closely with Artema's management team over the last few weeks to plan and begin the integration process. We expect to realize the product line, distribution channel, development and administrative synergies from the moment the transaction closes."

          It is anticipated that the integration of Cardiac Science's life-saving technology into Artema patient monitors will provide a unique product capability advantage. Once connected to an Artema patient monitor, Cardiac Science's defibrillation module will ensure that patients are defibrillated within seconds, on a fully automatic basis without the aid of hospital staff, should they suffer a life-threatening heart rhythm. Hospitals will be able to offer patients improved care and prevent complications caused by delayed defibrillation.

About Artema Medical

         Artema develops, manufactures and markets bedside and portable multi-parameter patient monitors and defibrillator devices used in cardiac and emergency care applications inside and outside of hospitals. Artema's products are exported to over 80 countries via prominent independent distributors encompassing Europe, Asia and the Middle East.

About Cardiac Science

         Cardiac Science develops, manufactures and markets life-saving external cardiac defibrillator devices and proprietary software that monitors and automatically treats patients who suffer life-threatening heart rhythms. The company's core proprietary tachyarrhythmia detection, defibrillation and electrode technology platform has multiple applications, including use in external and wearable defibrillators and with standard patient monitors widely used in hospitals throughout the world. The growth of the company's installed base provides a recurring revenue stream from the sale of proprietary disposable defibrillator electrodes.

         Cardiac Science's fully automatic detection and defibrillation technology continuously monitors a patient's cardiac activity, instantly detects the onset of a life-threatening heart rhythm, and when appropriate, automatically delivers defibrillation shocks within as little as 10 seconds and without human intervention to re-establish the heart's normal rhythm. Pacing And Clinical Electrophysiology (PACE Vol. 22; 11/1999; p.1648-1655), a peer reviewed cardiology journal, published

                                     -More-


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Cardiac Science Provides Update on Artema Acquisition
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results from a multi-center study that concluded Cardiac Science's AECD technology potentially represents a means to improve both mortality and morbidity associated with in-hospital cardiac arrest. For more information on Cardiac Science, please visit its Internet site at www.cardiacscience.com.

         This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward looking statements include, but are not limited to: a potential transaction between Cardiac Science, Inc. and the shareholders of Artema Medical AB that may or may not occur, the timing of certain events related to a potential transaction between Cardiac Science, Inc. and the shareholders of Artema Medical AB; certain possible synergies resulting from a potential transaction between Cardiac Science, Inc. and the shareholders of Artema Medical AB; the life-saving potential of Cardiac Science's technology, the Company's ability to integrate its technology into Artema's monitors, accelerate the adoption rate of the Company's technology, generate significant recurring revenue, develop new products, improve patient-care and prevent complications caused by delayed defibrillation. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 1999 and other documents filed with the Securities and Exchange Commission.

         WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587 0357). INVESTORS AND STOCKHOLDERS SHOULD READ THE PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

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